PATENT APPLICATION
Docket No.: 5025.2.1

UNITED STATES PATENT APPLICATION

of

DANIEL D. CORREA

for

MASONRY BLOCKS FOR REINFORCED MASONRY CONSTRUCTION

MASONRY BLOCKS FOR REINFORCED MASONRY CONSTRUCTION

FIELD

[0001] This invention relates to masonry blocks and more particularly relates to masonry blocks for reinforced masonry construction.

BACKGROUND

[0002] Steel reinforcing bar, also known as rebar, is used in concrete masonry construction to increase tensile strength of a structure. Without reinforcement, concrete masonry blocks joined together with mortar and/or grout may be strong under compression, but weak under tension. Tensile stress caused by lateral forces from natural events such as high winds or earthquakes may cause unreinforced masonry construction to fail. Thus, building codes in various regions may require concrete masonry construction to include vertical and horizontal steel reinforcement.

[0003] Vertical steel rebar may be coupled to the foundation of a structure before masonry walls are built. Each level or row of concrete blocks may be placed by lifting the blocks to the top of the rebar, inserting the rebar through hollow cores in the blocks, and lowering the blocks to their intended location. Alignment of the cores in the blocks produces vertical cells that can be filled with grout to securely couple the rebar to the blocks. Local code may require rebar in every cell, rebar in every other cell, or the like. However, lifting heavy concrete blocks to the full height of a wall then lowering them into place can be laborious and time-consuming, especially for lower rows of blocks with a large vertical distance between the blocks and the top of the wall.

SUMMARY

[0004] Blocks for use in masonry are disclosed, together with systems and methods for block construction. In one embodiment, a block for use in masonry includes side faces, including a first side face and a second side face. In a further embodiment, a web couples the first side face to the second side face. In a further embodiment, end faces include a first end face and a second end face, where both of the end faces individually include wings extending from the side faces. The wings may have a height equal to the height of the side

faces. A gap between the wings may define a vertical opening for admitting rebar into a core space bounded on three sides by the side faces and the web, and partially bounded on a fourth side by the wings.

[0005] A system, in one embodiment, includes a plurality of blocks of a first type, and a plurality of blocks of at least one additional type. In a further embodiment, a block of the first type includes side faces, including a first side face and a second side face. In a further embodiment, a web couples the first side face to the second side face. In a further embodiment, end faces include a first end face and a second end face, where both of the end faces individually include wings extending from the side faces. The wings may have a height equal to the height of the side faces. A gap between the wings may define a vertical opening for admitting rebar into a core space bounded on three sides by the side faces and the web, and partially bounded on a fourth side by the wings.

[0006] In one embodiment, a method for block construction of a wall may include providing a plurality of blocks. In a further embodiment, the blocks individually include side faces, including a first side face and a second side face. In a further embodiment, a web couples the first side face to the second side face. In a further embodiment, end faces include a first end face and a second end face, where both of the end faces individually include wings extending from the side faces. The wings may have a height equal to the height of the side faces. A gap between the wings may define a vertical opening for admitting rebar into a core space bounded on three sides by the side faces and the web, and partially bounded on a fourth side by the wings. A method for block construction, in a further embodiment, includes providing a foundation with rebar extending vertically from the foundation. A method, in a further embodiment, includes disposing multiple layers of the blocks above the foundation, by passing the rebar through the openings in the end faces of the blocks into core spaces of the blocks.

BRIEF DESCRIPTION OF THE DRAWINGS

[0007] In order that the advantages of the invention will be readily understood, a more particular description of the invention briefly described above will be rendered by reference to specific embodiments that are illustrated in the appended drawings. Understanding that these drawings depict only typical embodiments of the invention and are not therefore to be considered to be limiting of its scope, the invention will be described and explained with additional specificity and detail through the use of the accompanying drawings, in which:

[0008] Figure 1 is a perspective view illustrating one embodiment of a block for use in masonry;

[0009] Figure 2 is a top view further illustrating the block of Figure 1;

[0010] Figure 3 is an end view further illustrating the block of Figure 1, with a second block of the same type;

[0011] Figure 4 is a perspective view illustrating another embodiment of blocks for use in masonry;

[0012] Figure 5 is a perspective view illustrating one embodiment of a half block;

[0013] Figure 6 is a perspective view illustrating corner blocks, in one embodiment;

[0014] Figure 7 is a perspective view illustrating corner blocks, in another embodiment;

[0015] Figure 8 is a perspective view illustrating a perimeter block, in one embodiment;

[0016] Figure 9 is a perspective view illustrating a column block, in one embodiment;

[0017] Figure 10 is a perspective view illustrating a column block, in another embodiment;

[0018] Figure 11 is a perspective view illustrating a pair of column blocks, in another embodiment; and

[0019] Figure 12 is a perspective view illustrating a pair of column blocks, in another embodiment.

DETAILED DESCRIPTION

[0020] Reference throughout this specification to "one embodiment," "an embodiment," or similar language means that a particular feature, structure, or characteristic described in connection with the embodiment is included in at least one embodiment. Thus, appearances of the phrases "in one embodiment," "in an embodiment," and similar language throughout this specification may, but do not necessarily, all refer to the same embodiment, but mean "one or more but not all embodiments" unless expressly specified otherwise. The terms "including," "comprising," "having," and variations thereof mean "including but not limited to" unless expressly specified otherwise. An enumerated listing of items does not imply that any or all of the items are mutually exclusive and/or mutually inclusive, unless expressly specified otherwise. The terms "a," "an," and "the" also refer to "one or more" unless expressly specified otherwise.

[0021] Furthermore, the described features, structures, or characteristics of the invention may be combined in any suitable manner in one or more embodiments. In the following description, numerous specific details are included to provide a thorough understanding of embodiments of the invention. One skilled in the relevant art will recognize, however, that the invention may be practiced without one or more of the specific details, or with other methods, components, materials, and so forth. In other instances, well-known structures, materials, or operations are not shown or described in detail to avoid obscuring aspects of the invention.

[0022] The schematic flow chart diagrams included herein are generally set forth as logical flow chart diagrams. As such, the depicted order and labeled steps are indicative of one embodiment of the presented method. Other steps and methods may be conceived that are equivalent in function, logic, or effect to one or more steps, or portions thereof, of the illustrated method. Additionally, the format and symbols employed are provided to explain the logical steps of the method and are understood not to limit the scope of the method. Although various arrow types and line types may be employed in the flow chart diagrams, they are understood not to limit the scope of the corresponding method. Indeed, some arrows or other connectors may be used to indicate only the logical flow of the method. For instance, an arrow may indicate a waiting or monitoring period of unspecified duration between enumerated steps of the depicted method. Additionally, the order in

which a particular method occurs may or may not strictly adhere to the order of the corresponding steps shown.

[0023] As used herein, a list with a conjunction of "and/or" includes any single item in the list or a combination of items in the list. For example, a list of A, B and/or C includes only A, only B, only C, a combination of A and B, a combination of B and C, a combination of A and C or a combination of A, B and C. As used herein, a list using the terminology "one or more of" includes any single item in the list or a combination of items in the list. For example, one or more of A, B and C includes only A, only B, only C, a combination of A and B, a combination of B and C, a combination of A and C or a combination of A, B and C. As used herein, a list using the terminology "one of" includes one and only one of any single item in the list. For example, "one of A, B and C" includes only A, only B or only C and excludes combinations of A, B and C. As used herein, "a member selected from the group consisting of A, B, and C," includes one and only one of A, B, or C, and excludes combinations of A, B, and C." As used herein, "a member selected from the group consisting of A, B, and C and combinations thereof" includes only A, only B, only C, a combination of A and B, a combination of B and C, a combination of A and C or a combination of A, B and C.

[0024] Figure 1 is a perspective view illustrating one embodiment of a block 100 for use in masonry. Figures 2 and 3 are further views of the block 100 depicted in Figure 1, in a top view (Figure 2) and an end view (Figure 3) with a second block of the same type as the block 100. The block 100, in the depicted embodiment, includes two side faces 102, a web 104, and two end faces 106, which are described below

[0025] Masonry construction is used to build various structures, such as walls and buildings, out of smaller units such as stone, bricks, concrete blocks, or the like. Masonry units such as blocks or bricks may be laid in rows, layers, or courses, and joined together with mortar. Simple bricks may have flat top, bottom, side, and end faces at right angles to each other, allowing the bricks to be conveniently laid end-to-end in rows, and top-to-bottom in layers. More complex masonry units may deviate from this rectangular shape by including indentations, vertical holes for reduced weight, or the like, but may still have approximately rectangular sides so as to still allow the masonry units to be joined end to end to form rows, and vertically as layers of rows are built up.

[0026] Although the term "block" is sometimes used to refer to a simple rectilinear shape with flat faces, the term "block" is not used herein in that limited sense. Rather, terms such as "block" or "masonry unit" are used herein to refer to materials capable of being joined end-to-end and vertically in masonry construction, even if some faces of the blocks are not flat due to features such as interlocking protrusions and recesses, core spaces, vertical openings, or the like. Additionally, the term "block" may be used to refer to different types of masonry units that occur repeatedly in a masonry wall or structure, even if not all blocks are of the same type or shape. For example, corners or ends of walls may involve different types of blocks than along the linear portions of walls, but both shapes of masonry units may still be referred to as "blocks."

[0027] Certain types of concrete masonry units ("CMUs," also referred to as cinder blocks) include hollow core spaces, which reduce weight compared to solid concrete, and which, when the blocks are laid in staggered layers, form hollow vertical columns or cells. Steel reinforcing bar (rebar) disposed vertically in these cells and grouted into place can add tensile strength to a masonry wall. Local building code may require rebar in every cell, in every other cell, next to windows and doorways, or the like. Horizontal steel reinforcement may also be required by local code. For example, U-shaped blocks may be laid in a row, with horizontal rebar extending along the inside of the "U" and bonded in place by pouring grout into the "U" to form a "bond beam." Special corner blocks may be used to allow the rebar and grout bond beam to extend around corners.

[0028] However, the use of steel reinforcement may add significant time and expense to masonry construction. For example, if vertical steel is bonded to a foundation, lifting each row of blocks to the top of the steel rebar before lowering the blocks back down to their intended level may be much more time-consuming than if the blocks did not have to be lifted to the top of the rebar. Thus, in the depicted embodiment, a block 100 includes vertical openings 108, which allow the block 100 to be used with vertical rebar in the core spaces of the block but without lifting the block to the top of the rebar.

[0029] Referring to Figures 1-3, a block 100 in the depicted embodiment includes two side faces 102, a web 104, and two end faces 106. In some figures, some features of a block may not be indicated by reference characters. For example, the side face 102 and end face 106 that are visible facing the viewer in a perspective view are indicated by reference characters in Figure 1, while the backward-facing side face 102 and end face 106 are not

labelled in Figure 1, but are labelled in other views (Figure 2 and Figure 3). Nevertheless, the block 100 has two side faces 102 and two end faces 106.

[0030] Terms such as “side” “end,” “upper”, “lower,” “top,” “bottom,” and the like are used to describe the position and orientation of features of various types of block relative to other features of the block and not to imply absolute position or orientation relative to an external reference. For example, the “side face” of a block may be positioned facing upward simply by turning the block onto its side, but may still be referred to as a “side face” referring to its position relative to top, bottom, and end faces.

[0031] Additionally, although the term “face” is sometimes used in other contexts to refer to an idealized, two-dimensional surface, the term “face” is used herein to refer to a portion of a block, which may correspond to a two-dimensional surface, but which may have thickness, surface features, or other three-dimensional aspects. For example, the side “face” of a concrete masonry block is not merely a flat surface at one side of the block, but a three-dimensional structure with thickness, formed by the concrete on one side of the block.

[0032] Side faces 102 of a block 100, in the depicted embodiment, include a first side face and a second side face on opposite sides of the block 100. In some blocks 100, one or more side faces 102 may be the faces that are most visible when a masonry wall or structure is built, while top, bottom, and end faces 106 are joined to other blocks in the wall or structure. (However, top, bottom, or end faces may be exposed at corners). Thus, in some embodiments, side faces 102 of a block 100 may be substantially flat, or may be textured, decorated, or the like, while other features disclosed herein may be provided for top, bottom, or end faces of a block.

[0033] A web 104, in certain embodiments, couples the side faces 102 together. Although some types of masonry blocks are solid, other types of masonry blocks have one or more hollow spaces, referred to as “core spaces” or “cells,” between the side faces. In blocks with two or more core spaces, a web may be a piece or region of the masonry block that crosses the interior of the block, thus coupling the side faces together, and defining a boundary between the core spaces. For example, in an H-shaped masonry block, a web would be the crossbar of the H shape. In the depicted embodiment, as shown in the top view of Figure 2, the web 104 couples a first side face 102 to a second side face 102, thus

defining two core spaces that are bounded on three sides by the side faces 102 and the web 104. The core spaces are also partially bounded by the end faces 106, as described below.

[0034] End faces 106 of a block 100, in the depicted embodiment, include a first end face and a second end face on opposite ends of the block 100. In the depicted embodiment, both of the end faces 106 include wings 206 (labelled in Fig. 2) extending from the side faces 102. In a block with an uninterrupted end face, the end face would extend fully between the side faces, closing off the fourth side of a core space. In the depicted embodiment, however, the end faces 106 are interrupted by openings 108 so that an end face 106 is not a solid region of concrete, but a pair of concrete regions or "wings" 206 on either side of a vertical opening 108.

[0035] In some embodiments, the height of the wings 206 that form the end faces 106 is equal to the height of the side faces 102. For example, as depicted in Fig. 3, the wings include an upper protrusion 114 that protrudes up above the height of the side faces 102, but also include a lower recess 112 of the same height as the upper protrusion 114, making the total height of the end face 106 from bottom to top equal to the height of the side faces 102. In some embodiments, blocks 100 with end faces 106 equal in height to the side faces 102 provide support for additional layers of blocks at both the side faces 102 and the end faces 106.

[0036] In the depicted embodiment, a gap 108 between the wings 206 of the end faces 106 defines a vertical opening for admitting rebar into a core space. In some embodiments, the width of the gap 108 may be less than or equal to one inch. For example, a gap 108 may be one half inch wide (or slightly larger) to accommodate half inch rebar, may be five eighths of an inch wide (or slightly larger) to accommodate five eighths inch rebar, or the like. Configuring the width of a gap 108 to be equal to or slightly greater than the width of vertical rebar may allow the rebar to pass through the gaps 108 into the core space, but may still retain grout that is added to the cell.

[0037] Referring to Fig. 2, which depicts a top view of the block 100, in one embodiment, the block 100 includes two core spaces on either side of the web 104. The core spaces are open on the top and bottom, are bounded on three sides by the side faces 102 and the web 104, and are partially bounded on the fourth side by the wings 206 of the end faces 106. The opening 108 facilitates installation of the blocks in reinforced masonry construction, with vertical rebar.

[0038] For reinforced masonry construction of a wall or other structure, a foundation may be provided with rebar extending vertically from the foundation. Building such a wall out of conventional concrete masonry blocks that enclose core spaces on all four sides would involve lifting the blocks to the top of the rebar and lowering the blocks back down with the rebar in the core spaces. Lifting heavy blocks to the full height of the wall then lowering them back down can be laborious and time-consuming, especially for lower rows of blocks. By contrast, a block 100 with end openings 108 can be lifted to approximately its intended height (e.g., just above the foundation for the first row of blocks, or just above the previous row for subsequent rows of blocks), rotated slightly to fit between two vertical steel reinforcing bars, then rotated back to a horizontal orientation, to pass the rebar through the openings 108 and into the core spaces, and set into place. More generally, setting blocks 100 into place by passing rebar into core spaces through openings 108 in the end faces 106 of the blocks 100 may allow multiple layers of blocks 100 to be disposed in a structure without lifting the blocks 100 to the top of the rebar. Thus, the opening 108 may make masonry construction easier and less time-consuming than when conventional blocks are used.

[0039] Once the blocks for such a structure have been placed, the rebar may be grouted into place by adding grout into the core spaces or cells, to bond the rebar to the blocks. In some structures, vertical rebar may be in every cell, every other cell, or the like. In some embodiments, the use of full-height end faces 106 with vertical openings 108 for admitting rebar may partially bound or surround core spaces, to limit the amount of grout that flows out of the core space through the opening 108. By contrast, blocks without full-height end faces may permit larger amounts of grout to flow out of the block. Similarly, open or H-shaped blocks with a web but no end faces may easily admit rebar into the open ends, but may provide no grout retention at the ends, so that adding grout to a core space also requires filling the core space in an adjacent block.

[0040] In some embodiments, a block 100 may include male interlocking members and female interlocking members positioned on both end faces 106. Referring to Figure 2, the depicted embodiment of a block 100 includes male interlocking members 204 and female interlocking members 202 on both end faces 106. Interlocking members, in various embodiments, may be protrusions (referred to as male interlocking members 204) or recesses (referred to as female interlocking members 202) that are positioned to interlock,

engage, or fit together when identical blocks 100 are placed next to each other. For example, with interlocking members 202, 204 on end faces 106 of a block 100, multiple blocks 100 placed end-to-end may interlock at the ends. Interlocking, in various embodiments, may facilitate alignment of the blocks 100 as they are used to build a structure, and, once the structure is built, may resist forces that might otherwise tend to push the blocks out of alignment. In some embodiments, the use of interlocking blocks 100 may allow masonry structures to be built without the use of mortar between interlocking faces of the blocks.

[0041] In some embodiments, the interlocking members 202, 204 are arranged so that the block 100 is rotationally symmetric. For example, in the depicted embodiment, each end face 106 includes one male interlocking member 204 and one female interlocking member 202, with male interlocking members 204 at the top right and bottom left of Fig. 2, and female interlocking members 202 at the top left and bottom right. In this arrangement, the axis of symmetry is vertical through the block (into the page in Fig. 2), so that rotating the block 180 degrees around this axis keeps the top of the block facing up but causes the end faces 106 to switch places. However, even with the end faces 106 reversed, the interlocking members 202, 204 are in the same arrangement as prior to the rotation, due to the symmetry of the block 100. This rotational symmetry around a vertical axis may allow a person building a masonry structure to install a block 100 without having to determine which end will interlock with the end of the previous block in the row.

[0042] However, some embodiments of a block may include non-symmetric arrangements of interlocking members 202, 204. For example, a block may include two male interlocking members 204 on one end face, and two female interlocking members 202 on another end face. Various other or further symmetric or non-symmetric arrangements of interlocking members 202, 204 may be used in other or further embodiments of blocks.

[0043] Referring to Figure 3, in various embodiments, a block 100 may include at least one upper protrusion 114 and at least one lower recess 112 corresponding to the at least one upper protrusion 114. A lower recess 112 that corresponds to an upper protrusion 114, in various embodiments, is positioned so that when similar blocks 100 are stacked (and horizontally offset) in a masonry wall, the upper protrusion 114 of a lower block engages the lower recess 112 of the block above it. As with the interlocking members 202,

204 on end faces, the upper protrusions 114 and lower recesses 112 of a block may facilitate alignment of the blocks 100, resist forces that impinge on the side faces 102, and/or reduce the need for mortar between the blocks 100.

[0044] Referring to Figure 1, the upper protrusions 114 in the depicted embodiment are two ridges that run along the length of the block 100 between the end faces 106, on either side of a horizontal axis parallel to the side faces 102. Two lower recesses 112 in the depicted embodiment similarly run along the length of the block 100 on either side of the same horizontal axis. This arrangement of upper protrusions 114 and lower recesses 112 maintains the rotational symmetry of the block 100 so that it does not matter which end is facing in which direction when the block 100 is used. Additionally, this arrangement of upper protrusions 114 and lower recesses 112 allows blocks 100 to be stacked with various horizontal offsets between block 100 in different rows.

[0045] Additionally, in the depicted embodiment, the top surface of the block 100 includes a channel 116 formed between the upper protrusions 114, along a horizontal axis parallel to the side faces 102, while the bottom surface of the block 100 includes feet 110 formed between the lower recesses 112, with the feet 110 positioned to correspond to and stack with the channel 116. Referring to Figure 3, the depth of the channel 116 may be greater than the height of the feet 110. As such, when blocks 100 are stacked with the feet 110 of one block 100 in the channel 116 of another block 100, a horizontal space may remain between the feet 110 and the channel 116. Such a space may accommodate horizontal rebar 302. Thus, in some embodiments, the height difference between the channel 116 and the feet 110 may be one half inch (or slightly larger) to accommodate half inch rebar, may be five eighths of an inch (or slightly larger) to accommodate five eighths inch rebar, or the like. When a masonry structure is built of blocks 100, rebar (or other horizontal reinforcement) may be placed in the channel above one row of blocks 100, prior to stacking another row of blocks on top. In some embodiments, feet 110 support the wings 206 of the end faces 106, on either side of the vertical openings 108, to prevent the end faces 106 from collapsing under their own weight during manufacturing.

[0046] Although Figures 1-3 depict particular interlocking features, a block 100 in various embodiments may include various other or further protrusions and corresponding recesses to interlock with other blocks on a top surface, a bottom surface, and both end faces 106.

[0047] In some embodiments, a block 100 may be made of concrete. In some embodiments, a block 100 may be made of lightweight cellular concrete. Lightweight cellular concrete includes a foam or air-entraining agent, making the resulting blocks 100 much lighter than solid concrete blocks. In some embodiments, lightweight blocks 100 with interlocking features on top, bottom, and end faces may facilitate convenient and rapid transportation of the blocks to a building site, and assembly of the blocks into a structure. In some embodiments, a block 100 may be made from cementitious materials, resins, plastic materials, or the like. In some embodiments, a block may be formed using processes such as 3D printing, injection molding or the like.

[0048] Although Figures 1-3 depict the same block 100 or type of block 100 in different views, a system for masonry construction may include multiple types of blocks. For example, different blocks may be used for particular parts of a structure, such as corners, T-junctions or other junctions between walls, at ends of walls, at interruptions in walls for a door or window, or the like. In some embodiment, system may include a plurality of blocks of a first type, substantially similar to the block 100 of Figures 1-3, and a plurality of blocks of at least one additional type. Various additional types of blocks are described below with reference to subsequent Figures.

[0049] Figure 4 is a perspective view illustrating another embodiment of blocks 400 for use in masonry. The two blocks 400 depicted in the Figure are substantially similar to the block 100 described above, but also comprise knockouts 402 in the end faces 106 and the web 104 for a bond beam. Knockouts 402, in various embodiments, are portions of a block 400 that can be easily knocked out or removed from the block due to scoring, saw cuts, or the like around the knockouts 402.

[0050] In Figure 4, the knockouts 402 have been removed from the block 400 on the right, but are still in place in the block 400 on the left. Scoring to remove the knockouts 402 is indicated by a dashed line. With knockouts removed, the block 400 on the right includes a deep channel 404 running along the length of the block. Horizontal rebar may be placed in this channel along a row of blocks, and grouted into place to form a bond beam running the length of the row.

[0051] Figure 5 is a perspective view illustrating one embodiment of a half block 500. Half blocks 500 may be half the length of the block 100, or approximately half the length of the block 100 for mortared construction, so that the length of the half block plus

mortar on one face is half the length of the block 100 with mortar on one face. In the depicted embodiment, a half block 500 includes two side faces 502, two end faces 506, and a vertical opening 508 in one of the end faces 506 for admitting rebar into a core space. The side faces 502, the end face with the vertical opening 508, and other features of the half block 500 such as interlocking features may be substantially as described for the block 100 of Figure 1. The end face without the vertical opening may be flat (e.g., apart from any surface texture), similar to the side faces 502.

[0052] Half blocks 500 with a flat end face 506 may be used where a wall ends or is interrupted by a door or window. For example, on either side of a door, a wall may include staggered rows of blocks, where some rows end with full-length blocks, and other rows end with half blocks 500. Some full-length blocks similar to the block 100 may also include flat end faces for use with half blocks 500 at ends or interruptions in walls.

[0053] Figure 6 is a perspective view illustrating corner blocks 600, in one embodiment. Two corner blocks 600 are depicted, which are mirror images of each other for different types of corners. In the depicted embodiment, the corner blocks 600 both include two side faces 602, two end faces 606, and a web 604 defining two core spaces, substantially as described above for the block 100. Additional features of a corner block 600 such as interlocking features may also be substantially similar to block 100. In the corner blocks 600, vertical openings 608 are formed in one of the end faces 606, for admitting rebar into one of the two core spaces, and in one of the side faces 602 for admitting rebar into the other of the two corner spaces.

[0054] Where blocks meet at a corner or T-junction between walls, some end faces of blocks may be exposed. Corner blocks 600 include a solid end face with no opening, that can be exposed at a corner or T-junction. The openings 608 on a side face 602 and the other end face 606 still allow the block to be used with vertical steel in the core spaces as described above for block 100. In the depicted embodiment, interlocking features on vertical faces of the blocks 600 (e.g., side faces 602 or end faces 606) are female interlocking members similar to female interlocking members 202 of the block 100. The use of female interlocking features facilitates positioning corner blocks 600 in various orientations, with the corner blocks locked into place by top and bottom interlocking features.

[0055] Figure 7 depicts another embodiment of corner blocks 700, including a pair of mirror-image corner blocks 700 with two side faces 702, two end faces 706, a web 704 defining two core spaces, and vertical openings 708 on one side face 702 and one end face 706, substantially as described above for the corner blocks 600 of Figure 6. In the depicted embodiment, the corner blocks 700 have flat end faces at the end without a vertical opening, for use at exterior corners. By contrast, the corner blocks 600 of Figure 6 include interlocking features at the end without a vertical opening, for use at T-junctions where further blocks will continue in that direction.

[0056] In the depicted embodiments, the corner blocks 600, 700 include a protrusion on the side face where the vertical opening is located, so that the blocks 600, 700 in one wall extend around a corner to engage blocks in another wall. Blocks may be made in standard sizes for concrete masonry units (CMUs), where full blocks are 16" long (or nominally 16" minus an allowance for mortar) and 8" (or nominally 8") high. Six inch and eight inch widths (or nominal widths) are both standard for CMUs. In the depicted embodiments, the corner blocks 600, 700 have a nominal width of six inches, and the protrusions where the vertical opening is located extend that portion of the block to the same dimensions of a half block (nominally eight inches) to fit in the wall going around the corner. In another embodiment, corner blocks may have a nominal width of eight inches, and may be substantially rectangular, without needing protrusions to fit in the wall around the corner.

[0057] Figure 8 depicts one embodiment of a perimeter block 800. In the depicted embodiment, the perimeter block includes a flat vertical portion 802 and a horizontal portion 804. The vertical portion 802 has length, height, and thickness equal or corresponding to a side face 102 for the blocks 100. The horizontal portion 804 extends horizontally from the base of the vertical portion 802, and includes core spaces corresponding to the core spaces of the blocks of the first type. In some embodiments, a perimeter block 800 may include vertical side openings, lower or side interlocking features, or the like, similar to features of the block 100.

[0058] In various embodiments, perimeter blocks 800 may be used in a masonry structure to support a non-masonry feature such as a floor or roof. A row of perimeter blocks 800 may be disposed at the top of another row of blocks, with the vertical portions 802 of the perimeter blocks 800 on the exterior side of the wall, to match the appearance

of other blocks. Then, on the interior side of the wall, the horizontal portions 804 of the perimeter blocks 800 form a ledge to support floor joists, rafters for a roof, or the like.

[0059] Figures 9 and 10 illustrate two embodiments of column blocks 900, 1000. In the depicted embodiment, the column blocks 900, 1000, include one or more faces 902, 1002 surrounding a core space. The block 900 is square, with four side faces 902. The block 1000 is round, with a single, curved side face 1002. The column blocks 900, 1000 include at least one upper protrusion 904, 1004, and at least one lower recess (not visible in Figures 9 and 10) corresponding to the upper protrusion 904. Column blocks 900, 1000, in various embodiments may be stacked vertically to form a free-standing column, without being adjacent to other blocks at the side. As such, the column blocks in the depicted embodiment do not include side openings comparable to the openings 108.

[0060] Figures 11 and 12 illustrate two further embodiments of column blocks 1100, 1200. Pairs of column blocks 1100, 1200 are depicted, with one block viewed from above and a second block viewed from below. As described above with reference to Figures 9 and 10, column blocks 1100, 1200, may be stacked vertically to form a free-standing column, without being adjacent to other blocks at the side, and therefore do not include side openings.

[0061] In the depicted embodiments, the column blocks 1100, 1200, include one or more faces 1102, 1202 surrounding a core space. The blocks 1100 are round, with a single, curved side face 1102. The blocks 1200 are square, with four side faces 1202. The column blocks 1100, 1200 include at least one upper protrusion 1104, 1204, and at least one lower recess 1106, 1206 corresponding to the upper protrusion 1104, 1204. In the depicted embodiments, the upper protrusions 1104, 1204 are small, rounded bumps, and the lower recesses 1106, 1206, correspondingly, are small, rounded recesses. Although small, rounded bumps and recesses are depicted for column blocks 1100, 1200, similar bumps and recesses may be included on other types of blocks, such as the blocks of Figures 1-10.

[0062] In some embodiments, upper protrusions 1104, 1204 (and corresponding lower recesses 1106, 1206) may be distributed symmetrically around the column blocks 1100, 1200, so that stacking the column blocks does not require rotation of more than ninety degrees to align the recesses on an upper block with the protrusions on the block below it. For example, the round column blocks 1100 in the depicted embodiment include eight protrusions 1104 arranged symmetrically at forty-five degree intervals around a

central axis, so that when blocks 1100 are stacked it does not require rotation of more than forty-five degrees to align the recesses 1106 in the upper block with the protrusions 1104 on the lower block. In another embodiment, a block may include more or fewer than eight protrusions.

[0063] The present invention may be embodied in other specific forms without departing from its spirit or essential characteristics. The described embodiments are to be considered in all respects only as illustrative and not restrictive. The scope of the invention is, therefore, indicated by the appended claims rather than by the foregoing description. All changes which come within the meaning and range of equivalency of the claims are to be embraced within their scope.

[0064] What is claimed is:

1. A block for use in masonry, the block comprising:

side faces comprising a first side face and a second side face;

a web coupling the first side face to the second side face; and

end faces comprising a first end face and a second end face, wherein both of the end faces individually comprise wings extending from the side faces, the wings having a height equal to a height of the side faces, wherein a gap between the wings defines a vertical opening for admitting rebar into a core space bounded on three sides by the side faces and the web, and partially bounded on a fourth side by the wings.

2. The block of claim 1, further comprising male and female interlocking members positioned on both end faces.

3. The block of claim 2, wherein each end face comprises one male interlocking member and one female interlocking member, arranged such that block is rotationally symmetric.

4. The block of claim 1, comprising at least one upper protrusion and at least one lower recess corresponding to the at least one upper protrusion.

5. The block of claim 4, wherein a top surface comprises a channel formed between upper protrusions along a horizontal axis parallel to the side faces, and a bottom surface comprises corresponding feet formed between lower recesses.

6. The block of claim 5, wherein a depth of the channel is greater than a height of the feet.

7. The block of claim 1, wherein the block is made of lightweight cellular concrete.

8. The block of claim 1, wherein the block is made of concrete.

9. The block of claim 1, wherein the block includes protrusions and corresponding recesses to interlock with other blocks on a top surface, a bottom surface, and both end faces.

10. The block of claim 1, comprising knockouts in the end faces and the web for a bond beam.

11. The block of claim 1, wherein a width of the gap is less than or equal to one inch.

12. A system for block construction, comprising:

a plurality of blocks of a first type, wherein a block of the first type comprises:

side faces comprising a first side face and a second side face;

a web coupling the first side face to the second side face; and

end faces comprising a first end face and a second end face, wherein both of the end faces individually comprise wings extending from the side faces, the wings having a height equal to a height of the side faces, wherein a gap between the wings

defines a vertical opening for admitting rebar into a core space bounded on three sides by the side faces and the web, and partially bounded on a fourth side by the wings; and

a plurality of blocks of at least one additional type.

13. The system of claim 12, wherein the plurality of blocks of at least one additional type comprises a plurality of half blocks approximately half the length of the blocks of the first type, the half blocks comprising two side faces, two end faces, and a vertical opening in one of the end faces for admitting rebar into a core space.

14. The system of claim 12, wherein the plurality of blocks of at least one additional type comprises a plurality of corner blocks, the corner blocks comprising two side faces, two end faces, and a web defining two core spaces, with a vertical opening formed in one of the end faces for admitting rebar into one of the two core spaces, and a vertical opening formed in one of the side faces for admitting rebar into the other of the two core spaces.

15. The system of claim 12, wherein the plurality of blocks of at least one additional type comprises a plurality of perimeter blocks, the perimeter blocks comprising a flat vertical portion having a length, height, and thickness corresponding to a side face for the blocks of the first type, and a horizontal portion extending horizontally from the base of the vertical portion, the horizontal portion including core spaces corresponding to the core spaces of the blocks of the first type.

16. The system of claim 12, wherein the plurality of blocks of at least one additional type comprises a plurality of column blocks, the column blocks comprising one or more faces surrounding a core space, at least one upper protrusion, and at least one lower recess corresponding to the at least one upper protrusion.

17. The system of claim 16, wherein the column blocks are round.

18. The system of claim 16, wherein the column blocks are square.

19. A method for block construction of a wall, comprising:

providing a plurality of blocks, the blocks comprising:

side faces comprising a first side face and a second side face;

a web coupling the first side face to the second side face; and

end faces comprising a first end face and a second end face, wherein both of the end faces individually comprise wings extending from the side faces, the wings having a height equal to a height of the side faces, wherein a gap between the wings defines a vertical opening for admitting rebar into a core space bounded on three sides by the side faces and the web, and partially bounded on a fourth side by the wings.

providing a foundation with rebar extending vertically from the foundation; and

disposing multiple layers of the blocks above the foundation, by passing the rebar through the openings in the end faces of the blocks into core spaces of the blocks.

20. The method of claim 19, further comprising adding grout to the core spaces.

ABSTRACT OF THE DISCLOSURE

Blocks for use in masonry are disclosed, together with systems and methods for block construction. A block for use in masonry includes side faces, including a first side face and a second side face, and end faces, including a first end face and a second end face. A web may couple the first side face to the second side face. Both of the end faces may individually include wings extending from the side faces. The wings may have a height equal to the height of the side faces. A gap between the wings may define a vertical opening for admitting rebar into a core space bounded on three sides by the side faces and the web, and partially bounded on a fourth side by the wings.


100
114
116
104
106
102
112
110
108

FIG. 1


100
202
106
204
108
102
104
102
106
204
206
108
206
202

FIG. 2


114
116
102
106
102
302
110
112

FIG. 3


400
404
402

FIG. 4


500
508
506
502

FIG. 5


600
608
604
602
606
608

FIG. 6


700
708
704
702
706
708

FIG. 7


800
802
804

FIG. 8


900
904
902

FIG. 9


1000
1004
1002

FIG. 10


1100
1104
1102
1102
1106

FIG. 11


1200
1204
1202
1202
1206

FIG. 12

UNITED STATES PATENT AND TRADEMARK OFFICE

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APPLICATION NUMBER	FILING or 371(c) DATE	GRP ART UNIT	FIL FEE REC'D	ATTY.DOCKET.NO	TOT CLAIMS	IND CLAIMS
17/410,960	08/24/2021	3633	455	5025.2.1	20	3

CONFIRMATION NO. 4823

FILING RECEIPT

OC000000128135299

36491
Kunzler Bean & Adamson
50 W. Broadway
Suite 1000
Salt Lake City, UT 84101

Date Mailed: 09/03/2021

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Inventor(s)

Daniel D. Correa, San Diego, CA;

Applicant(s)

Daniel D. Correa, San Diego, CA;

Power of Attorney: The patent practitioners associated with Customer Number 36491

Domestic Applications for which benefit is claimed - None.
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The country code and number of your priority application, to be used for filing abroad under the Paris Convention, is **US 17/410,960**

Projected Publication Date: 03/02/2023

Non-Publication Request: No

Early Publication Request: No
** **MICRO ENTITY** **
Title

MASONRY BLOCKS FOR REINFORCED MASONRY CONSTRUCTION

Preliminary Class

052

Statement under 37 CFR 1.55 or 1.78 for AIA (First Inventor to File) Transition Applications: No

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